SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)


                            USA DETERGENTS, INC.
                            --------------------
                              (Name of Issuer)

                         Common Stock, $.01 par value
                        ------------------------------
                       (Title of Class and Securities)

                                902 938 109
                         --------------------------
                    (CUSIP Number of Class of Securities)

                                 Mark Antebi
                          c/o USA Detergents, Inc.
                             1735 Jersey Avenue
                          North Brunswick, NJ 08902
                               (908) 828-1800
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  copy to:
                          Sheldon G. Nussbaum, Esq.
                         Fulbright & Jaworski L.L.P.
                              666 Fifth Avenue
                          New York, New York 10103
                                212-318-3000

                              March 11, 1996
                           -------------------
                        (Date of Event which Requires
                          Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box:               / /

Check the following box if a fee is being paid with this Statement / /.

                              Page 1 of 5 Pages
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                                SCHEDULE 13D


CUSIP No. 902 938 109                                      Page 2 of 5 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     (a)  Mark Antebi

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

                    Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     (a)  United States

NUMBER         7.   SOLE VOTING POWER
OF                  (a)   900,003 shares

SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        (a)   0 shares

OWNED BY       9.   SOLE DISPOSITIVE POWER
EACH                (a)   900,003 shares

REPORTING      10.  SHARED DISPOSITIVE POWER
PERSON WITH         (a)   0 shares

11.  AGGREGATE AMOUND BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    (a)   900,003 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    (a)   6.72 %

14.  TYPE OF REPORTING PERSON
                    (a)   IN


                                      2
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ITEM 1.   SECURITY AND ISSUER.

          This Amendment No. 1 to Schedule 13D ("Schedule" or this "Statement") relates to the common stock, $.01 par value per share (the "Common Stock"), of USA Detergents, Inc., a Delaware corporation ("USA Detergents" or the "Company"). The principal executive offices of USA Detergents are located at 1735 Jersey Avenue, North Brunswick, NJ 08902.

ITEM 2.   IDENTITY AND BACKGROUND.

          This Statement is filed by Mark Antebi (the "Reporting Person") having a business address at 1735 Jersey Avenue, North Brunswick, New Jersey 08902. Mr. Antebi is Vice President, Director of International Sales and a Director of the Company.

          The Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Not applicable

ITEM 4.   PURPOSE OF TRANSACTION.

          This Statement is being filed by the Reporting Person to reflect a material decrease in the percentage of the outstanding Common Stock beneficially owned by the Reporting Person. On March 11, 1996, the Reporting Person sold 150,000 shares of Common Stock pursuant to a registration statement on Form S-1 (File No. 333-1386) (the "Offering"). Also on that date, a not-for- profit corporation (the "NFPC") of which Mr. Antebi is a director and an officer, sold in the Offering 75,000 shares previously transferred by Mr. Antebi to the NFPC.

          In addition, the Joseph S. Cohen Charitable Remainder Unitrust (the "Cohen Trust") sold 428,352 shares of Common Stock in the Offering. Mr. Antebi is one of three trustees for the Cohen Trust and may have been deemed to share voting power and dispositive power with respect to the shares sold by the Cohen Trust. Additionally, the Daniel Bergman Charitable Remainder Unitrust (the "Bergman Trust") sold 428,352 shares of Common Stock in the Offering. Mr. Antebi is one of three trustees for the Bergman Trust and may have been deemed to share voting power and dispositive power with respect to the shares sold by the Bergman Trust.


                                      3
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ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a) Mr. Antebi may be deemed to own beneficially an aggregate of 900,003 shares of Common Stock. Of that amount, 211,813 shares are held by his children under the New Jersey Gift to Minors Act. Based upon the 13,392,372 shares of Common Stock outstanding as of December 31, 1995 (as set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995), the shares which may be deemed to be beneficially owned by Reporting Person represent approximately 6.72% of the shares of Common Stock outstanding. Mr. Cohen disclaims beneficial ownership of all shares other than those held in his name.

               (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Person, see Rows 7-10 of the cover page and the responses to Items 4 and 5(a) above.

               (c) No transactions in the Common Stock were effected during the past 60 days except as follows:

                    (i) in February 1996, Mr. Cohen transferred 75,000 shares to the Not-For-Profit;

                    (ii) in March 1996, as part of the Offering, Mr. Antebi sold 150,000 shares, the Not-For-Profit sold the 75,000 shares referred to in (i), the Cohen Trust sold 428,352 shares and the Bergman Trust sold 428,352 shares. See also the response to Item 4 above.

               (d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

               (e)  Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Not applicable

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Not applicable


                                      4
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                                  SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


May 13, 1996
- ----------------------
Date


                                         /s/ Mark Antebi
                                         --------------------------
                                         Mark Antebi


                                      5
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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No.___)


                            USA DETERGENTS, INC.
                            --------------------
                              (Name of Issuer)

                         Common Stock, $.01 par value
                        ------------------------------
                       (Title of Class and Securities)

                                902 938 109
                        ------------------------------
                    (CUSIP Number of Class of Securities)

                            Frederick J. Horowitz
                          c/o USA Detergents, Inc.
                             1735 Jersey Avenue
                          North Brunswick, NJ 08902
                               (908) 828-1800
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                              February 14, 1996
                           -----------------------
                        (Date of Event which Requires
                          Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box:                                                               / /

Check the following box if a fee is being paid with this Statement / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on following pages)
                              Page 1 of 5 Pages


                                      6
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                                SCHEDULE 13D


CUSIP No. 902 938 109                                      Page 2 of 5 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     (a)  Mark Antebi

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

                    Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     (a)  United States

NUMBER         7.   SOLE VOTING POWER
OF                  (a)   1,125,003 shares

SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        (a)   856,704

OWNED BY       9.   SOLE DISPOSITIVE POWER
EACH                (a)   1,125,003 shares

REPORTING      10.  SHARED DISPOSITIVE POWER
PERSON WITH         (a)   856,704

11.  AGGREGATE AMOUND BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    (a)   1,981,707 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    (a)   14.8 %

14.  TYPE OF REPORTING PERSON
                    (a)   IN


                                      8
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ITEM 1.   SECURITY AND ISSUER

          This Statement relates to the Common Stock, $.01 par value per share (the "Common Stock"), of USA Detergents, Inc., a Delaware corporation ("USA Detergents" or the "Company"). The principal executive offices of USA Detergents are located at 1735 Jersey Avenue, North Brunswick, NJ 08902.

ITEM 2.   IDENTITY AND BACKGROUND

          This Statement is filed by Mark Antebi ("Mr. Antebi" or the "Reporting Person") having a business address at 1735 Jersey Avenue, North Brunswick, NJ 08902. Mr. Antebi is Vice President; Director of International Sales and a Director of USA Detergents. The Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

          N/A

ITEM 4.   PURPOSE OF TRANSACTION

          This Statement is being filed by the Reporting Person to reflect a material increase in the percentage of the outstanding Common Stock beneficially owned by the Reporting Person and in connection with certain transactions affecting the Reporting Person's beneficial ownership in the Common Stock. On February 14, 1996, the Reporting Person donated 428,352 shares of Common Stock then owned by the Reporting Person to the Mark Antebi Charitable Remainder Unitrust (the "Antebi Trust"). Mr. Antebi has no power to vote or dispose of the shares of Common Stock held by the Antebi Trust.

          In addition, on February 14, 1996 the Reporting Person was appointed a trustee of the Joseph S. Cohen Charitable Remainder Unitrust (the "Cohen Trust"), which holds 428,352 shares of Common Stock. Action by the Cohen Trust requires the affirmative vote of two out of the three trustees. Louis Massry ("Massry") and Danny Cohen ("Cohen") are the other Trustees of the Cohen Trust. Massry, a resident of New Jersey having an address at 400 Parker Avenue, Deal, N.J. 07723, is an independent insurance broker, and Cohen, a resident of New Jersey, having an address at 7 Lady Neward Bess Drive, Deal, N.J. 07723, is a salesman at USA Detergents. Neither Massry nor Cohen has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and


                                      9
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
as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Massry and Cohen are citizens of the United States of America. Mr. Antebi may be deemed to share voting power and dispositive power with respect to the shares of Common Stock held by the Cohen Trust.

          In addition, on February 12, 1996 the Reporting Person was appointed a trustee of the Daniel Bergman Charitable Remainder Unitrust (the "Bergman Trust"), which holds 428,352 shares of Common Stock. Action by the Bergman Trust requires the affirmative vote of two out of the three trustees. Ben Epstein ("Epstein") and Moshe Simantov ("Simantov") are the other Trustees of the Bergman Trust. Epstein, a resident of New York having a business address at 5417 18th Avenue, Brooklyn, New York 11204, is a partner of Septimus and Epstein, and Simantov, a resident of New York, having an address at 1123 Avenue N, Brooklyn, New York 11230, is a Rabbi at Congregation Chaim Shaal. Neither Epstein nor Simantov has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Epstein and Simantov are citizens of the United States of America. Mr. Antebi may be deemed to share voting power and dispositive power with respect to the shares of Common Stock held by the Bergman Trust.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

               (a) For information with respect to the number and percentage of Common Stock beneficially owned by the Reporting Person, see Rows 11 and 13, respectively, of the cover page for the Reporting Person.

               (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Person, see Rows 7-10 of the cover page for the Reporting Person. See also the response to Item 4 above.

               (c) No transactions in the Common Stock were effected during the past sixty days by the Reporting Person except that in February 1996, Mr. Antebi transferred 428,352 shares of Common Stock to the Antebi Trust. See also the response to Item 4 above.

               (d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person, except that (i) the beneficiaries of the Cohen Trust have the right to receive through the Cohen Trust distributions of specified amounts during the term of the trust and a


                                      10
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distribution of the remaining corpus of the Cohen Trust at the expiration of its term, (ii) action by the Cohen Trust requires the affirmative vote of two out of the three trustees of such trust, (iii) the beneficiaries of the Bergman Trust have the right to receive through the Bergman Trust distributions of specified amounts during the term of the trust and a distribution of the remaining corpus of the Bergman Trust at the expiration of its term, (ii) action by the Bergman Trust requires the affirmative vote of two out of the three trustees of such trust.


               (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          N/A

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          N/A

                                  SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Februay 21, 1996
- -------------------------
Date


                                         /s/ Mark Antebi
                                         -------------------------
                                         Mark Antebi



                                      12
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